UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hudson Holding Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443793104
(CUSIP Number)

with a copy to:
The Seaport Group LLC	Steven M. Skolnick, Esq.
360 Madison Avenue	Lowenstein Sandler PC
22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10017	New York, New York 10020
(212) 616-7700	(973) 597-2476

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    443793104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Michael J. Meagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power:	0*
Number of
Shares Beneficially	8.	Shared Voting Power:	16,050,000*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With
	10.	Shared Dispositive Power:	16,050,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,050,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 19.8%*

14.	Type of Reporting Person (See Instructions): IN

* As of January 18, 2011, Seaport Hudson LLC, a Delaware limited liability company (“Seaport Hudson”), holds (i) 12,000,000 shares of common stock, par value $0.001 per share (the “Shares”), of Hudson Holding Corporation (the “Company”) and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is currently exercisable.  Seaport Hudson is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company.  Stephen C. Smith, Michael J. Meagher and Mark G. Miller (collectively, the “Reporting Persons”) are the sole members of The Seaport Group LLC.  As a result, the Reporting Persons possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson.  In addition, The Seaport Group LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, holds 50,000 Shares.  Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of January 18, 2011 (i) Mr. Smith and Mr. Meagher are deemed to beneficially own 16,050,000 Shares, or 19.8% of the Shares deemed issued and outstanding and (ii) Mr. Miller is deemed to beneficially own 16,000,000 Shares, or 19.8% of the Shares deemed issued and outstanding.  Mr. Smith’s and Mr. Meagher’s interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson and the Plan, respectively, if any, and Mr. Miller’s interest in such securities is limited to the extent of his pecuniary interest in Seaport Hudson, if any.

This Schedule 13D Amendment No. 2 is being filed by the Reporting Persons to report Seaport Hudson’s entrance into that certain Stockholder Voting Agreement, dated as of January 4, 2011 (the “Voting Agreement”), by and among Rodman & Renshaw Capital Group, Inc., a Delaware corporation (“Rodman”), and the stockholders listed on Schedule A thereto (the “Other Stockholders”).  The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of January 4, 2011 (the “Merger Agreement”), by and among Rodman, HHC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Rodman (“Acquisition Sub”), and the Company.  Pursuant to the Merger Agreement, the Company will merge with and into Acquisition Sub, with Acquisition Sub surviving as a wholly owned subsidiary of Rodman.  The Reporting Persons affirm membership in a group for purposes of Section 13(d) of the Exchange Act solely with respect to the Shares held by Seaport Hudson by virtue of being members of The Seaport Group LLC.  The Reporting Persons do not expressly affirm membership in a group with any of the Other Stockholders, and disclaim beneficial ownership of any Shares held by the Other Stockholders.  Neither the filing of this Schedule 13D Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Other Stockholders for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Cusip No.         443793104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen C. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power:	0*
Number of
Shares Beneficially	8.	Shared Voting Power:	16,050,000*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With
	10.	Shared Dispositive Power:	16,050,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,050,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 19.8%*

14.	Type of Reporting Person (See Instructions): IN

* As of January 18, 2011, Seaport Hudson LLC, a Delaware limited liability company (“Seaport Hudson”), holds (i) 12,000,000 shares of common stock, par value $0.001 per share (the “Shares”), of Hudson Holding Corporation (the “Company”) and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is currently exercisable.  Seaport Hudson is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company.  Stephen C. Smith, Michael J. Meagher and Mark G. Miller (collectively, the “Reporting Persons”) are the sole members of The Seaport Group LLC.  As a result, the Reporting Persons possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson.  In addition, The Seaport Group LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, holds 50,000 Shares.  Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of January 18, 2011 (i) Mr. Smith and Mr. Meagher are deemed to beneficially own 16,050,000 Shares, or 19.8% of the Shares deemed issued and outstanding and (ii) Mr. Miller is deemed to beneficially own 16,000,000 Shares, or 19.8% of the Shares deemed issued and outstanding.  Mr. Smith’s and Mr. Meagher’s interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson and the Plan, respectively, if any, and Mr. Miller’s interest in such securities is limited to the extent of his pecuniary interest in Seaport Hudson, if any.

This Schedule 13D Amendment No. 2 is being filed by the Reporting Persons to report Seaport Hudson’s entrance into that certain Stockholder Voting Agreement, dated as of January 4, 2011 (the “Voting Agreement”), by and among Rodman & Renshaw Capital Group, Inc., a Delaware corporation (“Rodman”), and the stockholders listed on Schedule A thereto (the “Other Stockholders”).  The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of January 4, 2011 (the “Merger Agreement”), by and among Rodman, HHC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Rodman (“Acquisition Sub”), and the Company.  Pursuant to the Merger Agreement, the Company will merge with and into Acquisition Sub, with Acquisition Sub surviving as a wholly owned subsidiary of Rodman.  The Reporting Persons affirm membership in a group for purposes of Section 13(d) of the Exchange Act solely with respect to the Shares held by Seaport Hudson by virtue of being members of The Seaport Group LLC.  The Reporting Persons do not expressly affirm membership in a group with any of the Other Stockholders, and disclaim beneficial ownership of any Shares held by the Other Stockholders.  Neither the filing of this Schedule 13D Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Other Stockholders for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Cusip No.         443793104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mark G. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power:	0*
Number of
Shares Beneficially	8.	Shared Voting Power:	16,000,000*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With
	10.	Shared Dispositive Power:	16,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 19.8%*

14.	Type of Reporting Person (See Instructions): IN

* As of January 18, 2011, Seaport Hudson LLC, a Delaware limited liability company (“Seaport Hudson”), holds (i) 12,000,000 shares of common stock, par value $0.001 per share (the “Shares”), of Hudson Holding Corporation (the “Company”) and (ii) a warrant to purchase up to 4,000,000 Shares of the Company, which is currently exercisable.  Seaport Hudson is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company.  Stephen C. Smith, Michael J. Meagher and Mark G. Miller (collectively, the “Reporting Persons”) are the sole members of The Seaport Group LLC.  As a result, the Reporting Persons possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson.  In addition, The Seaport Group LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, holds 50,000 Shares.  Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of January 18, 2011 (i) Mr. Smith and Mr. Meagher are deemed to beneficially own 16,050,000 Shares, or 19.8% of the Shares deemed issued and outstanding and (ii) Mr. Miller is deemed to beneficially own 16,000,000 Shares, or 19.8% of the Shares deemed issued and outstanding.  Mr. Smith’s and Mr. Meagher’s interest in such securities is limited to the extent of their pecuniary interest in Seaport Hudson and the Plan, respectively, if any, and Mr. Miller’s interest in such securities is limited to the extent of his pecuniary interest in Seaport Hudson, if any.

This Schedule 13D Amendment No. 2 is being filed by the Reporting Persons to report Seaport Hudson’s entrance into that certain Stockholder Voting Agreement, dated as of January 4, 2011 (the “Voting Agreement”), by and among Rodman & Renshaw Capital Group, Inc., a Delaware corporation (“Rodman”), and the stockholders listed on Schedule A thereto (the “Other Stockholders”).  The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of January 4, 2011 (the “Merger Agreement”), by and among Rodman, HHC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Rodman (“Acquisition Sub”), and the Company.  Pursuant to the Merger Agreement, the Company will merge with and into Acquisition Sub, with Acquisition Sub surviving as a wholly owned subsidiary of Rodman.  The Reporting Persons affirm membership in a group for purposes of Section 13(d) of the Exchange Act solely with respect to the Shares held by Seaport Hudson by virtue of being members of The Seaport Group LLC.  The Reporting Persons do not expressly affirm membership in a group with any of the Other Stockholders, and disclaim beneficial ownership of any Shares held by the Other Stockholders.  Neither the filing of this Schedule 13D Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Other Stockholders for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Michael J. Meagher and Stephen C. Smith on June 30, 2008 and Amendment No. 1 to the Schedule 13D filed with the SEC by Mr. Meagher and Mr. Smith on November 23, 2009 (“Amendment No. 1”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D or Amendment No. 1.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1, unless otherwise defined herein.

Item 4.                  Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs immediately after the final paragraph thereof:

On January 4, 2011, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Rodman & Renshaw Capital Group, Inc. (“Rodman”) and HHC Acquisition, Inc. (“Acquisition Sub”), a wholly owned subsidiary of Rodman.  Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), the Company shall merge with and into Acquisition Sub, whereupon the separate existence of the Company shall cease, and Acquisition Sub shall be the surviving corporation, wholly owned by Rodman (the “Merger”).  At the Effective time, each share of Company stock will be converted into and exchangeable for common stock of Rodman, based on the Exchange Ratio (as defined in the Merger Agreement), and any warrants to purchase Company stock, which have not been otherwise cancelled or terminated, will be converted into warrants to purchase common stock of Rodman.  The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 7 hereto.

Concurrently with the execution and delivery of the Merger Agreement, Rodman entered into a Stockholder Voting Agreement (the “Voting Agreement”) with the stockholders of the Company named on Schedule A thereto (the “Other Stockholders”), including Seaport Hudson LLC (“Seaport Hudson”).  The Voting Agreement is further described in Item 6 of this Amendment No. 2.  The description of the Voting Agreement set forth herein is qualified in its entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 8 hereto.

Item 5.                  Interest in Securities of the Issuer.

Item 5 is hereby deleted in its entirety and replaced with the following:

Based upon information set forth in the Merger Agreement there were 76,965,365 Shares issued and outstanding as of January 3, 2011.

As of January 18, 2011, Seaport Hudson held (i) 12,000,000 Shares and (ii) a warrant to purchase up to 4,000,000 Shares, which is currently exercisable at an exercise price of $0.75 per Share, subject to certain limited adjustments.  Seaport Hudson is a wholly owned subsidiary of Seaport V LLC, a Minnesota limited liability company, which itself is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company.  Stephen C. Smith, Michael J. Meagher and Mark G. Miller (collectively, the “Reporting Persons”) are the sole members of The Seaport Group LLC.  As a result, the Reporting Persons possess shared power to vote and shared power to direct the disposition of 12,000,000 Shares and a warrant to purchase up to 4,000,000 Shares held by Seaport Hudson.

In addition, as of January 18, 2011, The Seaport Group LLC Profit Sharing Plan (the “Plan”), an employee benefit plan, held 50,000 Shares.  Mr. Smith and Mr. Meagher as trustees of the Plan possess shared power to vote and shared power to direct the disposition of 50,000 Shares held by the Plan.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of January 18, 2011 (i) Mr. Smith and Mr. Meagher are deemed to beneficially own 16,050,000 Shares, or 19.8% of the Shares deemed issued and outstanding; and (ii) Mr. Miller is deemed to beneficially own 16,000,000 Shares, or 19.8% of the Shares deemed issued and outstanding.  The Reporting Persons affirm membership in a group for purposes of Section 13(d) of the Exchange Act solely with respect to the Shares held by Seaport Hudson by virtue of being members of The Seaport Group LLC.  The Reporting Persons do not expressly affirm membership in a group with any of the Other Stockholders, and disclaim beneficial ownership of any Shares held by the Other Stockholders.  Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Other Stockholders for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Other than the transactions described in this Amendment No. 2, during the sixty days on or prior to January 18, 2011, there were no transactions in Shares, or securities convertible into, exercisable for, or exchangeable for Shares, by the Reporting Persons, or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraphs immediately after the fourth paragraph thereof and deleting the fifth paragraph thereof:

Pursuant to, and subject to the terms of, the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), the Company shall merge with and into Acquisition Sub, whereupon the separate existence of the Company shall cease, and Acquisition Sub shall be the surviving corporation, wholly owned by Rodman.  The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 7 hereto.

Pursuant to, and subject to the terms of, the Voting Agreement, Seaport Hudson has agreed to vote the Shares that it holds, including those that it may acquire upon conversion of the warrant to purchase up to 4,000,000 Shares of the Company (collectively, the “Subject Shares”) in favor of the Merger Agreement and in favor of any other transactions contemplated by the Merger Agreement and to take any other actions reasonably requested by Rodman in furtherance thereof.  In addition, Seaport Hudson has agreed to vote the Subject Shares against any (i) sale of substantial assets, merger, reorganization, recapitalization, dissolution, or other similar action, of or by the Company (other than the Merger and the other transactions contemplated by the Merger Agreement), (ii) offer or proposal by anyone other than Rodman or its affiliates (a) to acquire 15% or more of the consolidated assets of the Company and its subsidiaries; (b) to acquire 15% or more of the equity or voting securities of  the Company or any subsidiary that holds 15% or more of the consolidated assets of the Company; (c) related to any tender offer or exchange offer that would result in any person becoming the beneficial owner of 15% or more of any class of equity or voting securities of the Company or any subsidiary that holds 15% of more of the consolidated assets of the Company; and (d) related to a merger, share exchange, reorganization, recapitalization, dissolution, or other similar transaction involving the Company or any subsidiary that holds 15% or more of the consolidated assets of the Company (such offers and proposals, “Acquisition Proposals”), and (iii) amendment of the Company’s charter or bylaws or other proposal or transaction which would reasonably be expected to impede, frustrate, prevent, delay, or nullify any provision of the Merger Agreement or any of the transactions contemplated by the Voting Agreement or Merger Agreement, or change the voting rights of any class of capital stock of the Company.

In addition, the Voting Agreement prohibits Seaport Hudson, and requires it to use its commercially reasonable best efforts to prevent its mangers, officers, directors, and other agents and controlled affiliates, from (i) soliciting, initiating, or taking any action likely to facilitate or encourage the submission of any Acquisition Proposal, (ii) entering into or participating in discussions or negotiations with, furnishing information to, or assisting any third party attempting to make an Acquisition Proposal, or (iii) entering into any agreement in principle, term sheet, or similar instrument relating to the Subject Shares.  Seaport Hudson must, and must use its commercially reasonable best efforts to cause its managers, officers, directors, and other agents and controlled affiliates to, cease and terminate any existing discussions, conversations, and negotiations with respect to an Acquisition Proposal.

The Voting Agreement further provides that Seaport Hudson may not, without the prior consent of Rodman, sell, transfer, assign or otherwise dispose of, hedge, or utilize a derivative to transfer the economic interest in the Subject Shares.  Further, Seaport Hudson may not enter into any contract, option, or other arrangement with respect to the transfer of the Subject Shares.  Seaport Hudson may not grant any proxies, options, right of first offer, or right of first refusal with respect to the Subject Shares.  Seaport Hudson may not enter into, or propose to enter into, any other voting arrangement with respect to the Subject Shares.  In addition, Seaport Hudson may not take any action that would make any representation or warranty of Seaport Hudson untrue or incorrect.  The Voting Agreement also prohibits Seaport Hudson from entering into any agreement or understanding the effect of which would be a violation of the Voting Agreement.

Pursuant to the terms of the Voting Agreement, Seaport Hudson has waived and agreed not to exercise or assert any appraisal or similar rights in connection with the Merger.

Finally, Seaport Hudson has granted Rodman an irrevocable proxy and a power-of-attorney to vote the Subject Shares, or act by written consent with respect to the Subject Shares, in accordance with the Voting Agreement.  Seaport Hudson will not be required to vote in favor of the Merger, and the irrevocable proxy will not apply, if the Company and Rodman amend the Merger Agreement and either (i) such amendment is not approved by the board of directors of the Company (or a special committee of the board of directors) or (ii) such amendment results in Seaport Hudson receiving different treatment or consideration for its Subject Shares than is to be received, on a per share basis, by the other stockholders of the Company who have entered into an agreement similar to the Voting Agreement with Rodman.

The Voting Agreement shall terminate upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

The description of the transactions and agreements set forth in this Amendment No. 2 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached to this Amendment No. 2 as an exhibit, pursuant to Item 7 hereof.

Item 7.                  Material to be Filed as Exhibits.

7.            Agreement and Plan of Merger, dated as of January 4, 2011, among Rodman & Renshaw Capital Group, Inc., HHC Acquisition, Inc., and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by the Company on January 5, 2011, File No. 000-15936).

8.            Stockholder Voting Agreement, dated as of January 4, 2011, by and among Rodman & Renshaw Capital Group, Inc. and the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by the Company on January 5, 2011, File No. 000-15936).

        9.    Joint Filing Agreement, dated as of January 18, 2011, by and among Michael J. Meagher, in his capacity as a member of The Seaport Group LLC and a trustee of The Seaport Group LLC Profit Sharing Plan, Stephen C. Smith, in his capacity as a member of The Seaport Group LLC and a trustee of The Seaport Group LLC Profit Sharing Plan, and Mark G. Miller, in his capacity as a member of The Seaport Group LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2011

/s/ Mark G. Miller
Mark G. Miller, in his capacity as a member of The Seaport Group LLC

/s/ Michael J. Meagher
Michael J. Meagher, in his capacity as a member of The Seaport Group LLC and a trustee of The Seaport Group LLC Profit Sharing Plan

/s/ Stephen C. Smith
Stephen C. Smith, in his capacity as a member of The Seaport Group LLC and a trustee of The Seaport Group LLC Profit Sharing Plan

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 9

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them this Amendment No. 2 to Schedule 13D with regard to the common stock of Hudson Holding Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 18, 2011.

/s/ Mark G. Miller
Mark G. Miller, in his capacity as a member of The Seaport Group LLC

/s/ Michael J. Meagher
Michael J. Meagher, in his capacity as a member of The Seaport Group LLC and a trustee of The Seaport Group LLC Profit Sharing Plan

/s/ Stephen C. Smith
Stephen C. Smith, in his capacity as a member of The Seaport Group LLC and a trustee of The Seaport Group LLC Profit Sharing Plan